                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      ------------------------------------


                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                           MAXCOR FINANCIAL GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           MAXCOR FINANCIAL GROUP INC.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                 (1) Redeemable Common Stock Purchase Warrants
                 (2) Series B Redeemable Common Stock Purchase Warrants
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                 (1) 57772G 118
                 (2) 57772G 126
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Roger E. Schwed, Esq.,
                                 General Counsel
                           Maxcor Financial Group Inc.
                       Two World Trade Center, 84th Floor
                            New York, New York 10048
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                October 16, 1997
--------------------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            Calculation of Filing Fee

    $9,621,148.22                                                $1,924.23
--------------------------------------------------------------------------------
Transaction Valuation*                                     Amount of Filing Fee*

--------------------------------------------------------------------------------

* The transaction valuation and filing fee were calculated pursuant to Rule 0-11(b) based on the market value of the Warrants, as determined by the average high and low sale prices reported on the Nasdaq National Market on October 14, 1997.

|X|      Check box if any part of the fee is offset as provided by Rule 0-11(a)
         (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $26,264.37                                     Filing Party: Maxcor Financial Group Inc.
                                                                                              (formerly known as Financial
                                                                                              Acquisition Services Corporation)

         Form or                                                                Dates Filed:
         Registration No.: (1) Form S-1 (Reg. No. 33-85346)                                  (1) October 19, 1994
                           (2) Form S-4 (Reg. No. 333-06753)                                 (2) June 25, 1996
                           (3) Form S-4 (Reg. No. 333-34485, see Footnote (5))               (3) August 27, 1997


Item 1.                    SECURITY AND ISSUER.

         (a) The name of the issuer and the address of its principal executive office is:

                           Maxcor Financial Group Inc.
                           Two World Trade Center
                           84th Floor
                           New York, NY 10048

         (b) The securities being sought are (i) all of the Redeemable Common Stock Purchase Warrants ("Series A Warrants") and (ii) all of the Series B Redeemable Common Stock Purchase Warrants ("Series B Warrants" and together with the Series A Warrants, the "Warrants") of Maxcor Financial Group Inc. (the "Company"). As of October 14, 1997, there were outstanding 7,566,666 Series A Warrants and 7,451,610 Series B Warrants (which are economically identical in their terms to the Series A Warrants). Each Warrant currently entitles the holder thereof to purchase one share of the common stock, par value $.001 per share ("Common Stock"), of the Company for $5.00, subject to adjustment in certain circumstances. The Warrants expire on November 30, 2001. The Warrants are subject to redemption by the Company under certain circumstances.

                  The Company is offering, upon the terms and subject to the conditions set forth in its prospectus, dated October 16, 1997 (as it may be amended from time to time, the "Prospectus"), and the related Letter of Transmittal, respectively attached hereto as Exhibits 9(a)(i) and 9(a)(ii), to exchange (the "Exchange Offer") 0.1667 of a share of Common Stock for each and every of its outstanding Warrants. Accordingly, the Company will issue one whole share of Common Stock in exchange for every six Warrants (either Series A Warrants, Series B Warrants or both) tendered and accepted by the Company for exchange pursuant to the Exchange Offer. No fractional shares of Common Stock will be issued as a result of the Exchange Offer. Holders of Warrants who tender a number of Warrants not evenly divisible by six and who would otherwise therefore be entitled to a fractional share of Common Stock will receive cash in lieu of such fractional amount. Under the Company's Stockholder Rights Plan, one Right to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock will be issued with and solely represented by each share of Common Stock that is issued to a Warrant holder in exchange for his or her Warrants.

                  All directors and executive officers of the Company and all stockholders beneficially owning 5% or more of the outstanding Common Stock have indicated to the Company their current intention to tender in the Exchange Offer all of the Warrants owned by them. Such persons and entities in the aggregate own 7,299,850 (or approximately 49%) of the outstanding Warrants. In addition, certain of the same directors, executive officers and 5% stockholders, beneficially owning in the aggregate 7,197,345 (or approximately 48%) of the outstanding Warrants, are in any event obligated, pursuant to a Security Transfer Agreement entered into with the Company in March 1996, to tender for exchange (and not withdraw) in the Exchange Offer (in the event it is consummated prior to November 30, 1997) their Warrants in numbers at least proportionate to the aggregate tenders of Warrants by all other holders in the

Exchange Offer.

                  The information contained in the Prospectus under the captions "THE EXCHANGE OFFER -- Terms of the Exchange Offer" and "BACKGROUND OF THE EXCHANGE OFFER -- Interests of Certain Persons in the Exchange Offer and -- Security Transfer Agreement" is incorporated herein by reference.

         (c) The Common Stock, Series A Warrants and Series B Warrants are currently trading on the Nasdaq National Market under the symbols MAXF, MAXFW and MAXFZ, respectively. The information contained in the Prospectus under the caption "PRICE RANGE OF THE COMPANY'S SECURITIES" is incorporated herein by reference.

         (d) Not applicable.

Item 2.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The consideration being offered by the Company to holders of Warrants in exchange for the Warrants consists solely of shares of Common Stock. Assuming consummation of and 100% participation in the Exchange Offer, the Company would issue 2,503,046 shares of Common Stock and all of the outstanding Warrants would be extinguished. The information contained in the Prospectus under the captions "BACKGROUND OF THE EXCHANGE OFFER -- Purpose of the Exchange Offer" and "THE EXCHANGE OFFER -- Payment of Solicitation Fees and -- Payment of Expenses" is incorporated herein by reference.

         (b) Not applicable.

Item 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         The purpose of the Exchange Offer is to retire all or substantially all of the Warrants through the issuance of Common Stock in order to simplify the Company's capital structure, reduce the potential future dilutive impact on the Company's earnings per share that could be caused by the Warrants and eliminate any overhang on the Common Stock price from the existence of the Warrants. If the Exchange Offer is consummated, the Company intends to retire on the books of the Company all Warrants accepted for exchange in the Exchange Offer.

         (a) Not applicable.

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.


         (f) Not applicable.

         (g) Not applicable.

         (h) If the Exchange Offer is consummated, the Company intends to delist the Warrants from trading on the Nasdaq National Market.

         (i) If the Exchange Offer is consummated, the Company intends to deregister the Warrants pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act").

         (j) Not applicable.

Item 4.      INTEREST IN SECURITIES OF THE ISSUER.

             Based upon the Company's records and upon information provided to the Company by its directors and executive officers, no such transactions have been effected during the past 40 business days.

Item 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

             The information contained in the Prospectus under the captions "BACKGROUND OF THE EXCHANGE OFFER -- Security Transfer Agreement," "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and "PRINCIPAL STOCKHOLDERS" is incorporated herein by reference.

Item 6.      PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

             The information contained in the Prospectus under the caption
"THE EXCHANGE OFFER -- Payment of Solicitation Fees and -- Payment of Expenses," is incorporated herein by reference.

Item 7.      FINANCIAL INFORMATION.

         (a) (1) The Company's audited consolidated financial statements as of December 31, 1995 and December 31, 1996 and for each of three years in the period ended December 31, 1996, including the Notes thereto (the "Audited Financial Statements") are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Form 10-K"). The Audited Financial Statements on pages F-4 through F-23 of the Form 10-K are attached hereto as
Exhibit 9 (g)(i), and are incorporated herein by reference. Reference is also made to the information contained in the Prospectus under the caption "SELECTED CONSOLIDATED FINANCIAL INFORMATION."

             (2) The unaudited balance sheets and comparative year-to-date income statements and statements of cash flows and related earnings per share amounts, including the Notes thereto (the "Unaudited Financial Statements") are included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (the "Form 10-Q"). The Unaudited Financial Statements on pages 4 through 12 of the Form 10-Q are attached hereto as Exhibit 9 (g)(ii), and incorporated herein by reference. Reference is also made to the information contained in the Prospectus under the caption "SELECTED CONSOLIDATED FINANCIAL INFORMATION."

                  (3) Not applicable.

                  (4) The information contained in the Prospectus under the caption "CERTAIN PRO FORMA EFFECTS OF THE EXCHANGE OFFER" is incorporated herein by reference.

         (b) The information contained in the Prospectus under the captions "CERTAIN PRO FORMA EFFECTS OF THE EXCHANGE OFFER" and "BACKGROUND OF THE MERGER -- Purpose of the Exchange Offer" is incorporated herein by reference.

Item 8.      ADDITIONAL INFORMATION.

         (a) Not applicable.

         (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Exchange Offer except for (i) individual state "blue sky" securities law requirements for the Exchange Offer that may be applicable and (ii) the federal securities laws relating to issuer exchange offers.

         (c) Not applicable.

         (d) Not applicable.

         (e) Each of the Prospectus and the related Letter of Transmittal should be read in its entirety and is incorporated herein by reference in its entirety.

Item 9.      MATERIAL TO BE FILED AS EXHIBITS.

         (a) (i)      Prospectus dated October 16, 1997.

             (ii) Form of Letter of Transmittal to be used by tendering Warrant holders.

             (iii) Form of Letter to Brokers, Dealers and Other Nominees from the Registrant.


             (iv) Form of Letter to Clients from Brokers, Dealers and Other Nominees.

             (v)      Form of Letter to Warrant holders from the Registrant.

             (vi)     Form of Notice of Guaranteed Delivery.

             (vii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and Certificate of Foreign Status on Form W-8.

             (viii)   Text of Press Release dated October 16, 1997.

         (b) Not applicable.

         (c) Security Transfer Agreement dated as of March 8, 1996.

         (d) Not applicable.

         (e) Prospectus dated October 16, 1997. Filed as
             Exhibit 9 (a) (i) hereto.

         (f) Not applicable.

         (g) (i) Audited Financial Statements from pages F-4 through F-23 of the Form 10-K.

             (ii) Unaudited Financial Statements from pages 4 through 12 of the Form 10-Q.

         (h) Consent of Price Waterhouse LLP.

                                    SIGNATURE


         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          MAXCOR FINANCIAL GROUP INC.

                                          By:  /s/ Gilbert D. Scharf
                                               --------------------------------
                                               Chairman of the Board, Chief
                                               Executive Officer and President


Date:    October 16, 1997

                                  EXHIBIT INDEX

Exhibit No.              Description
-----------              -----------
9 (a)(i)                 Prospectus dated October 16, 1997.
9 (a)(ii)                Form of Letter of Transmittal to be used by tendering Warrants holders.
9 (a)(iii)               Form of Letter to Brokers, Dealers and Other Nominees from the Registrant.
9 (a)(iv)                Form of Letter to Clients from Brokers, Dealers and Other Nominees.
9 (a)(v)                 Form of Letter to Warrant holders from the Registrant.
9 (a)(vi)                Form of Notice of Guaranteed Delivery.
9 (a)(vii)               Guidelines for Certification of Taxpayer Identification Number on Substitute
                         Form W-9 and Certificate of Foreign Status on Form W-8.
9 (a)(viii)              Text of Press Release dated October 16, 1997.
9 (c)                    Security Transfer Agreement dated as of March 8, 1996.
9 (g)(i)                 Audited Financial Statements from pages F-4 through F-23 of the Form 10-K.
9 (g)(ii)                Unaudited Financial Statements from pages 4 through 12 of the Form 10-Q.
9 (h)                    Consent of Price Waterhouse LLP.
